The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

8720 Georgia avenue, suite 1000

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tel: (301)588-4888; FAX: (301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

October 12, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
450 Fifth Street, N.W
Washington, D.C. 20549
Attn: Alan Campbell / Suzanne Hayes

Re: Cannaisseur Group Inc.
Registration Statement on Form S-1
Filed February 14, 2022
File No. 333-262710

Dear Mr. Campbell and Ms. Hayes:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by The Cannaisseur Group, Inc.(the “Company”) contained in your letter dated August 10, 2023 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S-1.

Registration Statement on Form S-1 Cover Page

1.             We refer to prior comment 1. Please revise the prospectus cover page (as opposed to the registration statement cover page) to clearly state the offering price of the shares to be offered by you and the offering price of the shares to be offered by the Selling Shareholders.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment.

2.             We note your response to prior comment 1 and your revised disclosure indicating that the Selling Shareholders may offer shares of common stock "from time to time through public or private transactions at prevailing market prices or privately negotiated prices." We further note your disclosure that your shares will not be listed on any exchange before the offering is consummated. Accordingly, the price at which the shares will be offered must be fixed until a market develops. Please revise your disclosure accordingly.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment.

3.            We note your response to prior comment 5 and note that you have filed the Atlanta CBD Operating Agreement. However, neither this agreement nor any of the others that have been filed appear to provide the governing terms of the Atlanta CBD preferred stock. Therefore, we re-issue comment 5. Please file the certificate of incorporation or other equivalent document of Atlanta CBD Inc. that contains the terms of the preferred stock. Please also revise your disclosure on page 4 to reflect your statements to us that the preferred stock is not convertible into common stock of your Company and that profit distributions have not been paid to preferred shareholders. Please clarify if there is any cap on profit distributions that could be paid to preferred shareholders. Please also revise here, on page 6 and in the Use of Proceeds section to disclose that proceeds from the offering could be used to pay redemption amounts of up to $37,875 if the holders of preferred stock redeem their shares.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment. In addition, Atlanta CBD has filed an amendment to its articles of incorporation designating the terms of the preferred shares. The amendment is filed as an Exhibit to the Form S-1.

4.             We note your disclosure on page 18 that you plan to use the funds raised in this offering to purchase assets to grow your business and that if you do not receive sufficient funds in the offering, you will have to rely on other sources of funds to grow your business. This disclosure is inconsistent with the disclosure in the Use of Proceeds table on page 19 indicating that the proceeds will be used for operational costs, marketing, product development and new hires. We further note your disclosure on page 26 that the funds from the offering and other sources, if necessary, will be used to acquire additional assets to support and grow Atlanta CBD's operations.

Please revise your disclosure here and throughout to clarify whether the funds from the offering will be used to purchase assets you will use to grow your business, develop and market your own products or make further investments in Atlanta CBD's business. To the extent the funds will be used to grow Atlanta CBD's business, rather than your business, please revise prominently through the prospectus to disclose this fact and include appropriate risk factor disclosure. If you anticipate transferring funds raised in this offering to Atlanta CBD, please also revise your disclosure accordingly.

RESPONSE: The Form S-1 has been revised to disclose that the Company will be using the funds raised to purchase assets for its own business and nor for Atlanta CBD’s. The Use of Proceeds section has also been revised to reflect this plan. The Company intends to work closely with Atlanta CBD to grow the Company’s hemp cultivation and extraction business.

5.            We note your statement on page 24 that you have succeeded in securing investments of up to $20,000. Please revise the material terms of these investments.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment to disclose the terms of the investment.

6.            We refer to prior comment 9. We further note that you continue to use "the Company", "we" and "our" to refer to Atlanta CBD. For example:

• On pages 4 and 26, "Our mission is to grow one of the best hemp plants and produce high-quality infused products to provide customers with products and services they trust."

• On pages 4 and 28, "we do not ship such products to those states, and we disclose this and warn consumers of the restrictions on the INNO Medicinals website."

• On page 25, "The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions."

• On page 25, "The Company sells CBD related products in a retail location in Atlanta, Georgia and through e-commerce."

• On page 25, "The Company sells products at their one retail location and via web site sales."

• On page 26, "We do not believe that our hemp-derived CBD products..."

• On page 27, "All the full Spectrum Hemp CBD Infused products the Company sells..."

• On page 28, "Our Name, our reputation, and our unique branded products promote a positive shopping experience for customers." as well as the sentence at the end of this paragraph.

Please revise further to clearly distinguish between your operations and Atlanta CBD's operations.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment to avoid any confusion between references to the Company and or Atlanta CBD.

7.            Your disclosure on page 24 states that you are working with a manufacturer to develop a time-release product which you believe is unique to the market and has potential to generate substantial revenue. Please revise your Business section to describe the material terms of this arrangement.

RESPONSE: The Form S-1 has been revised to remove this disclosure, because the manufacturer has discontinued the plan to develop this product.

8.             We note your response to comment 17. Despite your response, the Selling Shares section has not been revised to provide the information required by Item 507 of Regulation S-K. Please update the section to provide all required information, including the nature of any position, office, or other material relationship the selling shareholder has had within the past three years and clarify the number of securities held by the security holder prior to the offering, the amount offered by each security holder and the amount and percentage of the class to be held by each security holder after completion of the offering.

RESPONSE: The Form S-1 has been revised in response to the Staff’s comment to provide the required disclosure.

9.             Please file Exhibit 107 to include filing fees and associated information. Refer to SEC Release No. 33-10997 for additional guidance.

COMMENT 10: The Form S-1 has been revised in response to the Staff’s comment. Exhibit 107 has been attached.

10.           We note your response to comment 7 of our letter dated March 18, 2022. Please provide a detailed legal analysis regarding whether The Cannaisseur Group, Inc. (the “Company”) and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. In your response, please also describe and discuss: your proposed treatment of the Company’s interest in Atlanta CBD Inc. (“Atlanta CBD”);

whether and how Atlanta CBD meets the definition of a “majority-owned subsidiary” as defined in section 2(a)(24) of the Investment Company Act, including whether the Company owns 50% or more of the “voting securities” of the Company, as that term is defined in section 2(a)(42) of the Investment Company Act;

whether preferred stock issued by Atlanta CBD are “voting securities” as defined in section 2(a)(42) of the Investment Company Act;

whether the minority shareholders of Atlanta CBD are able to, in practice, control Atlanta CBD and appoint the majority of the members of its board of directors by virtue of these shareholders’ interests in the Company; and any other substantive determinations and/or characterizations of assets that are material to your calculations.

RESPONSE TO COMMENT 10:

THE COMPANY IS NOT AN INVESTMENT COMPANY UNDER SECTION 3(a)(1)(C) BECAUSE IT HOLDS SECURITIES ISSUED BY A MAJORITY-OWNED SUBSIDIARY AND IS ENGAGED IN BUSINESS OTHER THAN INVESTING, REINVESTING, OWNING, HOLDING OR TRADING IN SECURITIES.

The Company respectfully advises the Staff that it is not an investment company as defined under Section 3(a)(1)(C) of the Investment Act of 1940, as amended, (“The Investment Company Act”). Rather, the Company is an operating company.

Section 3(a)(1)(C) of tthe “Investment Company Act”) defines an investment company as “any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.”

An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.”

Section 2(a)(24) of the Investment Company Act defines “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person.

A “wholly-owned subsidiary” of a person is defined in Section 2(a)(43) as a company 95% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of such definition, is a wholly-owned subsidiary of such person.

A “voting security” is defined in Section 2(a)(42) of the Investment Company Act as any security “presently” entitling the owner or holder thereof to vote for the election of directors of a company.

A “director” is defined in Section 2(a)(12) of the Investment Company Act as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.

Notwithstanding the foregoing, Rule 3a-1 under the Investment Company Act provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if no more than 45% of the value of the issuer's total assets (exclusive of Government securities and cash items) consists of securities (the “45% Asset Test”). In addition, no more than 45% of the issuer’s net income after taxes for the last four fiscal quarters combined may be derived from securities (the “45% Income Test”). As relevant here, “securities” include all securities other than those issued by majority-owned subsidiaries of the issuer which are not investment companies and are not relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the 1940 Act.

The Company believes it is not an investment company under the Investment Company Act because it falls into two Rule 3a-1(a)(3) exceptions. The Company through its “majority-owned subsidiary” (as such term is defined in the Investment Act), is and holds itself out as being engaged primarily, and proposes to engage primarily in the business of owning and controlling Atlanta CBD, and not in the business of investing, reinvesting, or trading securities. Furthermore, the Company intends to manage and monitor its assets and will not be an “investment company,” as that term is defined in Section 39(a)(1)(C) of the Investment Company Act, so long as the Company is able to manage is business in the way it intends.

The Company Is Not An Investment Company Because It Falls Into Two Exceptions Under the 3a-1 Rule.

The Commission’s Rule 3a-1 relaxes the Investment Company Act’s Section 3(a)(1)(C). 17 C.F.R. § 270.3a-1(a). As relevant to this matter, the rule states as follows:

Notwithstanding section 3(a)(1)(C) of the Act (15 U.S.C. 80a–3(a)(1)(c)), an issuer will be deemed not to be an investment company under the Act; Provided, That:

No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

Government securities;

Securities issued by employees' securities companies;

Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and

Securities issued by companies:

Which are controlled primarily by such issuer;

Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

Which are not investment companies;

As detailed below, the Company is not an investment company because though 45 percent of its assets and income are derived from securities, these securities are (1) issued by its majority owned operating company – Atlanta CBD; and (2) Atlanta CBD is engaged in a business other than investing and is not an investment company.

The Company is NOT an investment company because the securities it owns are derived from its majority owner of Atlanta CBD, a company engaged in the development and sale of hemp products.

The Company is not covered by the 45 % Asset or Income test. Put simply, under the 45 % Test, a company is an investment company if 45 % of its total assets and 45% of its net income after taxes are derived from securities, except those excluded. See Rule 3a-1, supra. Nonetheless, a business – though 45% of its assets and net income are derived from securities - can be excluded from being defined as an investment company if the securities that make up its assets and net income are “[s]ecurities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies.” Id at §270.3a-1(a)(3).

The Investment Company Act defines as “[m]ajority-owned subsidiary” of a person means a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” 15 U.S.C. § 80a-2(24). Voting securities are any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast. The vote of a majority of the outstanding voting securities of a company means the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less.

"On January 4, 2021, the Company executed a Stock Purchase Agreement (“the Agreement”) with Atlanta CBD. In this Agreement, the Company acquired 51% of the outstanding common stock in Atlanta CBD in exchange for 13,600,000 shares of the Company’s common stock. Pursuant to the Agreement, the Company is entitled to 51% of the net profits from the operations of Atlanta CBD. The Agreement also gave the Company power to control and operate Atlanta CBD’s day to day operations by appointing Atlanta's CBD's leadership as its own. See Stock Purchase Agreement (“The parties agree that immediately after the Closing, Gogo shall be appointed as President and Chief Executive Officer of Buyer and Carter shall be appointed as Chief Operating Officer of Buyer and both shall also be appointed to the Board of the Buyer.”). Both Floretta Gogo and Xavier Carter, the Company’s President/Chief Executive Officer and Chief Operating Officer, each own approximately 19% of the outstanding stock of the company. The remaining 49% of Atlanta CBD is owned by Mrs. Gogo and Mr. Xavier.  The Company’s 51% ownership in Atlanta CBD makes Atlanta CBD a majority owned subsidiary because more than 50% of the outstanding voting securities are owned by the Company. Additionally, the Company’s 51% interest in Atlanta CBD gives it voting rights in Atlanta CBD’s board of directors. Thus, the Company satisfies Rule 3a-1(a)(3)’s majority owned subsidiary exclusion from the definition of an investment company.

The Company Is NOT an Investment Company Because It Primarily Controls Atlanta CBD Which Engages In Business Other Than Investing, Reinvesting, Owning, Holding Or Trading in Securities.

The Company is also not an investment company because it holds securities in a business that engages in business other than investing. In addition to the exception mentioned above, Rule 3a-1 excludes businesses from the definition of an investment company – though 45 % of its assets and net incomes are derived from securities – if the securities the business owns are issued by companies (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in business other than that of investing, reinvesting, owning, holding, or trading in securities; and (iii) which are not investment companies. See Rule 3a-1(a)(4), supra.

As detailed above, Atlanta CBD is a majority owned subsidiary of the Company. The Company has voting power in Atlanta CBD director elections and controls the day-to-day operations of Atlanta CBD. The Company’s Board of Directors in conjunction with Liberty Management Investments (“Liberty”) oversee Atlanta CBD. The Company, through Atlanta CBD, contracted with Liberty to provide administrative support to the Company. Liberty provides management advisory and consulting services to the Company and works in close relationship with the Company’s management team. Since the minority shareholders of Atlanta CBD are on the Board of Directors for the Company and hold leadership position in Atlanta CBD, they have signed a conflict-of-interest agreement that recuses themselves from any votes involving change of control events. The conflict-of-interest agreement has been filed as an exhibit to the Form S-1.

Atlanta CBD does not engage in investing, reinvesting, owning, holding or, trading in securities. Rather, Atlanta CBD is an operations company engaged in hemp cultivation, extraction, manufacturing, distribution, and retail through CBD stores. More specifically, Atlanta CBD is a hemp products supplier and retailer that sells its retail hemp products through trade name, Inno Medicinals, located in Atlanta Georgia. Atlanta CBD intends to engage in cultivation and extraction of hemp flower, through a trade name Requisite Technologies. Requisite Technologies will be dedicated to producing and selling premium oil, tinctures, capsules, edibles, and topicals.

Atlanta CBD’s mission is to grow one of the best hemp plants and produce high-quality infused products to provide customers with products and services they trust. Atlanta CBD is currently in the research and development stage of a line of CBD-based beauty products -soaps, bath salts and bath bombs, made with proprietary formulas. Atlanta CBD markets its products using internet advertising and promotes its products via social media and hemp related trade shows.

Atlanta CBD has outstanding 1,518 shares of preferred stock. The preferred stock has redeemable features that allow the preferred shareholders to request repayment of their investment. The preferred shareholders are also entitled to profit distributions equal to the lesser of (i) 25% interest on their investment, or (ii) the difference between the ownership percentage of management and 50%, which will be distributed to preferred, until a 35% profit goal is achieved. Preferred shareholders are entitled to a return of their investment upon 15 days’ notice given to Atlanta CBD after any distribution. Atlanta CBD’s preferred stock is not convertible into shares of the Company common stock, and to date Atlanta CBD has not made any profit distributions to such preferred shareholders. Atlanta CBD’s preferred stock also is not “voting securities” as the term is defined in Section 2(a)(42) of the Investment Company Act because preferred stockholders does not have the right to vote.

As indicated below, none of Atlanta CBD’s assets consist of securities, but only operational assets – such as cash, cash equivalents, accounts receivable, inventory, deposits, and property and equipment.

As evidenced by Atlanta CBD’s daily operations, acquisition agreement, and financial reports, the Company’s is not an investment company because (1) the Company controls Atlanta CBD; (2) Atlanta CBD in practice is engaged in the business of hemp supplying and retail, not investing; and (3) Atlanta CBD is not an investment company.

COMMENT 11::

Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

RESPONSE TO COMMENT 11:

The Company is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in a business other than that of investing, reinvesting, or trading in securities.

Section 3(a)(1)(A) of the Investment Company Act defines “investment company” as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”

In determining whether an issuer is “primarily engaged” in the investment company business for purposes of Section 3(a)(1)(A), the courts, the Securities and Exchange Commission (“SEC”) and the SEC Staff have considered the following five factors: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. See In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084 (July 22, 1947) (“Tonopah”). Historically, the courts, the SEC and the SEC staff emphasized the last two of these factors (e.g., the nature of an issuer’s assets and the sources of its income). However, in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) (“National Presto”), the United States Court of Appeals for the Seventh Circuit held that “what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” Therefore, based on National Presto, it now appears that the first three Tonopah factors are of equal or greater importance than the last two factors.

The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company and its majority owned subsidiary Atlanta CBD will not fall within the definition of an investment company under Section 3(a)(1)(A). Each of the factors is addressed below:

The Company

The Company believes that it is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in a business other than that of investing, reinvesting, or trading in securities.  Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A) largely is a factual question that depends upon the actual business activities of the issuer. The primary test to determine whether a company is an investment company under Section 3(a)(1)(A) is a five-factor analysis first promulgated by the Commission in its decision in Tonopah Mining Co. (the “Tonopah Factors”),7 with an emphasis on how a reasonable investor would view the company when considering the totality of such factors.8  The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company will not fall within the definition of an investment company under Section 3(a)(1)(A).

Historic Development: The Company was formed in December 2020 and quickly acquired its majority owned subsidiary Atlanta CBD on January 4, 2021. At no point since its inception has the Company held itself out to be engaged in, or engaged in, the business of investing, reinvesting, or trading in securities. The Company has not and will not operate as an investment company or rely on an exclusion applicable to a private fund (i.e., Section 3(c)(1) or 3(c)(7)). The Company explicitly states in its Registration Statement:

“the Company’s plan is to build on its current business by acquiring assets from companies actively engaged in hemp cultivation to develop and grow its hemp business. Potential assets for acquisition, include, CBD cultivation, processing, and distribution equipment and infrastructure from companies that grow and develop CBD products for the consumer market. These assets will support and further develop Atlanta CBD’s operations. The Company plans to use a combination of equity (common stock) and funds raised from private placements to acquire assets.”

There is no suggestion from the Company’s registration statement and online presence that the Company’s potential for growth is based on investments or any investments in non-controlled companies. Accordingly, the Company does not believe that there is anything in the Company’s history that could reasonably lead an investor to believe that the Company is an investment company as that term is used under the Investment Company Act.

Public Representations: In its public representations and other public statements, including on an enterprise-wide basis and through the activities of its subsidiary – Atlanta CBD, the Company presents itself to the public as an operation business, and the Company’s intention in the future is to ensure that its web site, annual reports, and other public statements comport with this reality.

In the Registration Statement, the Company describes itself as “a Delaware corporation . . . formed to engage in the hemp business . . . operat[ing] Atlanta CBD’s business on a day to day basis and its plan is to acquire assets for acquisition, include, CBD cultivation, processing, and distribution equipment and infrastructure from companies that grow and develop CBD products for the consumer market.”1  Throughout the Registration Statement, the Company states that it intends to conduct its activities so that it is not an investment company under the Investment Company Act, and the Company holds itself out as being engaged in the non-investment company business of hemp cultivation, processing, and distribution through Atlanta CBD.  The Company underscores in many places throughout its disclosure in the Registration Statement that it intends use assets acquired to grow Atlanta’s CBD’s operations.

Beyond its Registration Statement, the Company’s supports that it is not an investment company through its website. The Company states the following:

“We aspire to lead, legitimize and define the future of our industry by building the world’s most trusted and diverse CBD and hemp company.”2

“Building a global network, with partnerships, production and distribution across five continents.”3

Considering the foregoing, the Company believes that its shareholders will expect the Company’s financial performance to be driven by its growth as a hemp operations business and not from investing, reinvesting, or trading in securities.

Officers and Directors: As is disclosed in the Registration Statement, the officers and directors of the Company will spend their efforts operating the business of the Company and Atlanta CBD, which activities include, but are not limited to: (1) overseeing, managing and supporting Atlanta CBD; (2) directly serving on the governing body of Atlanta CBD; (3) monitoring and managing the Company’s assets and acquisitions on an ongoing basis; and (4) making significant asset acquisition decisions proposed by the Liberty Management Investments (“Liberty”). The Company, through Atlanta CBD, contracted with, Liberty to provide administrative support to the Company. Liberty provides management advisory and consulting services to the Company and works in close relationship with Company’s management team.

1 S-1. p. 44

2 Cannaisseur Group. “Strategic Focus.” https://thecannaisseurgroup.com/about/ (last visited on Sept., 11, 2023).

3 Id. https://thecannaisseurgroup.com/ (last visited on Sept., 11, 2023).

Additionally, some of the Company’s officers and employees are expected to concurrently hold roles as officers and directors of Atlanta CBD, specifically Mrs. Gogo and Mr. Carter. Many of the day-to-day business operations of the Company will be implemented by its officers.

Sources of Income: On January 4, 2021, the Company acquired fifty-one percent (51%) interest in Atlanta CBD. Pursuant to the acquisition agreement between the Company and Atlanta CBD, the Company is entitled to 51% of the net profits from its operations of Atlanta CBD. While this income is derived from securities for purposes of Section 3(a)(1)(A), it is not treated as such for purposes of the 45% Income Test under Rule 3a-1. This is because the Company engages in hemp cultivation itself and provides related services through its majority-owned subsidiaries, Atlanta CBD. For this reason, this Tonopah factor should not be counted against the Company in determining its status under Section 3(a)(1)(A).

Nature of Assets: Currently, the Company’s only assets consist of its 51% interest in Atlanta CBD. While these assets, arguably, may be deemed securities for Section 3(a)(1)(A) purposes, they are not investment securities under Rule 3a-1. This is because the Company actively engages in non-investment company business (hemp cultivation, extraction, manufacturing, distribution, and retail) through Atlanta CBD and by funds raised in this offering, it expects to purchase its own assets to develop its hemp business, while working closely with Atlanta CBD.

Based on the foregoing, we respectfully submit that the company is not engaged primarily in the investment company business under Section 3(a)(1)(A). Rather, it is primarily engaged in operating Atlanta CBD, a hemp products supplier and retailer.

Atlanta CBD

Historic Development: Atlanta CBD, is a hemp products supplier and retailer, incorporated in the State of Georgia on October 17, 2018. Atlanta sells its retail hemp products through trade name, Inno Medicinals, located in Atlanta Georgia. In June 2019, Atlanta opened a CBD store. Atlanta CBD offers most of its products for sale directly to consumers via its website, https://innomedicinals.com. Consumer markets served by the INNO Medicinals’ website are extensive. Atlanta CBD intends to grow hemp and develop proprietary hemp genetics to be used in supplying stores as well as, working with local/ regional farmers to grow the bulk of hemp needed for retail products.

Public Representations: Since its inception, Atlanta CBD represents itself to the public as a family business that supplies and sales CBD products.4

4 See https://innomedicinals.com/pages/mission (last visited September 13, 2023).

Officers and Directors: As noted above, when the Company purchased a 51% interest in Atlanta CBD, Atlanta CBD’s operating officers, Mrs. Gogo and Mr. Carter, were appointed to the Board of the Company and as officers of the Company. The Company operates Atlanta CBD.

Sources of Income: Atlanta CBD derives its income from the sale of CBD products through its online and retail store.

Nature of Assets: Atlanta CBD assets consist of cash, cash equivalents, accounts receivable, inventory, deposits, and other assets that are not securities. No portion of its assets are comprised of securities.

Based on the foregoing, we respectfully submit that Atlanta CBD is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the Investment Company Act. Rather, it is primarily engaged in hemp cultivation, extraction, manufacturing, distribution, and retail.

12.           Please revise your registration statement to provide the information required by Items 13, 14 and 15 of Form S-1.

RESPONSE: The Form S-1 has been revised in accordance with the Staff’s comment.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

The Cannaisseur Group, Inc.

By:	/s/ Floretta Gogo
The Floretta Gogo, Chief Executive Officer